

Mail Stop 3720

January 10, 2018

Kevin P. Coyle
Chief Financial Officer
Cable One Inc.
210 E. Earll Drive,
Phoenix, Arizona 85012

>   **Re: Cable One Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2016**
>   **Filed March 1, 2017**
>   **File No. 001-36863**

Dear Mr. Coyle:

We have reviewed your November 29, 2017 response to our comment letter and have the following comment. Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response. After reviewing your response to this comment, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2016

Critical Accounting Policies and Estimates – Page 46

Property, Plant and Equipment– Pages 48 - 49

1. Refer to your correspondence letters dated June 14, 2017, September 19, 2017, and November 29, 2017. We do not believe the company's conclusion is consistent with the definition of a change in accounting estimate in ASC 250. Please provide us with your revised analysis.

You may contact Joseph Cascarano, Senior Staff Accountant, at (202) 551-3376 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Greg Dundas, Attorney-Adviser, at (202) 551-3436, Kathleen Krebs, Special Counsel, at (202) 551-3350 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications